Exhibit 12.1

Enable Midstream Partners, LP

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed

Charges and Preferred Unit Distributions

			For the year ended December 31,
	Q1 2018	Pro Forma (1) 2017	2017	2016	2015		2014	2013
				(In millions)
Earnings:
Income before incomes taxes (before earnings from unconsolidated affiliates)	$108	$387	$408	$286	$(800	) (2)	$515	$411
Add:
Fixed charges	37	153	132	114	114		92	84
Amortization of capitalized interest	2	2	2	2	2		1	1
Distributed income of equity investees	6	28	28	28	29		20	15
Noncontrolling interest in pre-tax loss of subsidiaries	—	—	—	—	19		—	—
Less:
Capitalized interest	(2)	(1)	(1)	(4)	(11)		(8)	(5)
Noncontrolling interest in pre-tax income of subsidiaries	—	(1)	(1)	(1)	—		(3)	(3)

Total earnings available for fixed charges	$151	$568	$568	$425	$(647)		$617	$503

Fixed charges:
Interest expense, net of capitalized interest	33	143	120	99	90		70	67
Capitalized interest	2	1	1	4	11		8	7
Amortization of premium (discount) on long-term debt	1	4	5	5	5		9	8
Amortization of debt expense	(2)	(4)	(3)	(3)	(3)		(3)	(2)
Implicit interest in rents	3	9	9	9	11		8	4

Total fixed charges	$37	$153	$132	$114	$114		$92	$84

Series A perferred unit distribution	9	36	36	22	—		—	—

Total combined fixed charges and preferred unit distribution	$46	$189	$168	$136	$114		$92	$84

Ratio of earnings to fixed charges	4.08	3.71	4.30	3.72	—	(3)	6.73	5.99

Ratio of earnings to combined fixed charges and preferred unit distribution(4)	3.28		3.38	3.12	—		—	—

(1)	The pro forma ratio of earnings to fixed charges reflects the issuance of our 4.950% Senior Notes due 2028 on the first day of the applicable period and the use of the net proceeds to repay all amounts outstanding under our 2015 term loan agreement, as well as amounts outstanding under our commercial paper program. The pro forma ratio reflects the effects of additional interest expense that would have been incurred on the 4.950% Senior Notes, including amortization of debt expense and discount, and lower interest expense resulting from the assumed repayment of all amounts outstanding under our 2015 term loan agreement, as well as amounts outstanding under our commercial paper program.
(2)	Includes non-cash impairment on goodwill and long-lived assets of $1,134 million for the year ended December 31, 2015.
(3)	Earnings were inadequate to cover fixed charges by $761 million for the year ended December 31, 2015.
(4)	No preferred units were outstanding as of the years ended December 31, 2015, 2014, or 2013. No historical ratios of earnings to combined fixed charges and preferred unit distribution are presented for these years.